UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2023

Brazil Potash Corp.

(Exact name of issuer as specified in its charter)

Ontario, Canada

(State or other jurisdiction of incorporation or organization)

Not Applicable

(I.R.S. Employer Identification Number)

198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2

(Full mailing address of principal executive offices)

+1 (416) 309-2963

(Issuer’s telephone number, including area code)

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report on Form 1-SA (which we refer to as this “Semiannual Report”) contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words, other variations on these words or comparable terminology. These forward-looking statements may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any such forward-looking statements.

Forward-looking statements are based on our current expectations and assumptions regarding our business, our development, our strategy, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

Therefore, we caution you that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements herein speak only as of the date of this Semiannual Report. We undertake no obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements contained herein, whether as a result of new information, future events or otherwise, after the date of this Semiannual Report.

The unaudited condensed interim consolidated financial statements included herein were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and should be read in conjunction with our audited consolidated financial statements, and the related notes thereto, as of and for the year ended December 31, 2022, contained in our Annual Report on Form 1-K, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on April 28, 2023.

In this Semiannual Report, unless otherwise indicated by the context, “we,” “us,” “our,” and our “Company,” refer to Brazil Potash Corp., a corporation existing under the laws of the Province of Ontario, Canada, and our subsidiary. Unless otherwise indicated, the terms “dollar” or “$” in this Semiannual Report refer to the U.S. dollar, the legal currency of the United States.

Overview

We are a mineral exploration and development company with a potash mining project (which we refer to as the “Autazes Project”) located in the state of Amazonas, Brazil. Our technical operations are based in Manaus, Amazonas, Brazil and Belo Horizonte, Minas Gerais, Brazil, and our corporate office is in Toronto, Ontario, Canada. We are in the pre-revenue development stage and have not yet commenced any mining operations. Our plan of operations for the next few years includes securing environmental licenses and the construction permit for the Autazes Project, and, subject to securing sufficient funds, commencing construction of the Autazes Project.

Once our operations commence, our operating activities will be focused on the extraction and processing of potash ore from our underground mine and selling and distributing the processed potash in Brazil.

The mineral resources on the property on which the Autazes Project is situated (which we refer to as the “Autazes Property”) are in an area encompassing approximately 51 square miles located in the Amazon potash basin near the city of Autazes in the eastern portion of the state of Amazonas, Brazil, within the Central Amazon Basin, between the Amazon River and the Madeira River, approximately 75 miles southeast of the city of Manaus, northern Brazil. We hold all of the mineral rights for the Autazes Project through our wholly-owned local subsidiary in Brazil, Potássio do Brasil Ltda., and such mineral rights are registered with the Brazilian National Mineral Agency. We currently own, through our local subsidiary in Brazil, Potássio do Brasil Ltda., a significant amount of the land planned for the Autazes Project, including surface rights on the land on which our proposed mine, processing plant and port for the Autazes Project will be constructed. We hold all of the mineral rights for the Autazes Project through Potássio do Brasil Ltda., and such mineral rights are registered with the Brazilian National Mineral Agency.

Results of Pre-Operation Development Activities for the Six Months Ended June 30, 2023 and 2022

Revenues

Our revenue was $Nil for the six months ended June 30, 2023 and the six months ended June 30, 2022. We are in the development stage and have not started any mining operations or potash production.

General and Administrative Expenses

Our general and administrative expenses were $10,057,809 for the six months ended June 30, 2023, compared to $9,558,846 for the six months ended June 30, 2022. Our general and administrative expenses consist primarily of consulting and management fees, professional fees, share-based compensation, travel expenses, and general office expenses. We incurred higher consulting and management fees due to bonuses granted in the six months ended June 30, 2023, whereas there were no bonus grants in the comparable period in 2022. See Note: 11 Related Party Disclosures to our unaudited condensed interim consolidated financial statements for the six months ended June 30, 2023 and 2022 included elsewhere in this Semiannual Report. We had lower professional fees due to decreased legal and accounting fees during the six months ended June 30, 2023. We incurred lower share-based compensation costs as we granted 900,000 deferred share units (which we refer to as “DSUs”) and 50,000 stock options to our directors, officers and consultants during the six months ended June 30, 2023. We also had decreased travel expenses during the six months ended June 30, 2023, as compared to the same period in 2022, due to lower number of trips in 2023 compared to the comparative period. We had increased communications and promotions expenses during the six months ended June 30, 2023 as we increased our investor relations and promotional activities in current period.

Net Loss

Our net loss was $9,940,629 for the six months ended June 30, 2023, compared to a net loss of $9,563,357 for the six months ended June 30, 2022. The decrease in our net loss was primarily due to the lower share-based compensation costs, lower travel expenses and higher finance income, offset by higher consulting and management fees and higher communications and promotional activities, during the six months ended June 30, 2023 as compared to the same period in 2022 as discussed above.

Liquidity and Capital Resources

To date, we have not commenced any mining operations, and as such, we have generated no cash from operations and negative cash flows from our pre-operation development activities. All costs and expenses in connection with our formation, development, administrative support and professional fees have been funded by the proceeds from private placements of our Common Shares, our borrowings under loan agreements (all of which have been repaid), and the proceeds from an offering (which we refer to as our “Regulation A Offering”) under Tier 2 of Regulation A promulgated under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”).

Our future expenditures and capital requirements will depend on numerous factors, including the success of future capital raises and the progress of our development efforts.

Our approach to managing liquidity risk is to ensure that we will have sufficient liquidity to meet liabilities when due. As of June 30, 2023, we had a cash and cash equivalents balance of approximately $4.8 million to settle current liabilities of approximately $1.4 million. If, however, we do not have sufficient liquidity to meet current obligations, it will be necessary for us to secure additional equity or debt financing.

Please see below under “Going Concern” for information regarding our Company’s continuance as a going concern and our need to raise additional financing to fund our working capital and the continuing development of the Autazes Property, as well as to repay our trade payables and current liabilities.

Going Concern

Our unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required.

We incurred a net loss of $9,940,629 for the six months ended June 30, 2023, and, as of June 30, 2023, we had an accumulated deficit of $108,598,100 and working capital of $3,725,180 (including cash and cash equivalents of $4,846,895).

We require additional financing for working capital and the continuing development of the Autazes Property, as well as to repay our trade payables and current liabilities. As a result of continuing operating losses, our Company’s continuance as a going concern is dependent upon our ability to obtain adequate financing to repay our current obligations, finance our development activities, and reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if we will obtain the necessary financing in order to finance our development activities or to attain profitable levels of operations. Our management has previously been successful in raising the necessary funding to continue our normal course of operations, and we have previously entered into various loan agreements to borrow funds to fund our operating expenses, all of which have been repaid to date. Furthermore, we raised an aggregate of approximately $40.5 million in gross proceeds pursuant to our Regulation A Offering, which closed on August 2, 2022.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. However, there is no assurance that we will be successful in raising sufficient financing or achieving profitable operations to fund our operating expenses or future development of the Autazes Project. These circumstances raise a material uncertainty related to events or conditions that cast substantial doubt on our ability to continue as a going concern, and therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our unaudited condensed interim consolidated financial statements do not include any adjustments to the carrying amount or classification of assets and liabilities if we were unable to continue as a going concern. These adjustments may be material.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments and Contingencies

We are a party to certain consulting agreements. These consulting agreements provide, as of June 30, 2023, for aggregate payments of approximately $10,781,000 to our directors, executives, officers and consultants upon the occurrence of a change in control of our Company (as such term is defined by each respective consulting agreement). Additionally, we are also required to pay termination payments in an aggregate amount of approximately $1,518,000 upon the respective termination of such directors, executives, officers and consultants pursuant to the terms of their respective consulting agreements. As a triggering event has not taken place, the amounts of these termination payments have not been recorded in our unaudited condensed interim consolidated financial statements.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trend Information

Because we are still in the development phase and have yet to commence construction of the Autazes Project followed by operations, we are unable to identify any recent trends in revenue or expenses. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Semiannual Report to not be indicative of our future operating results or financial condition.

Item 2. Other Information

None.

Item 3. Financial Statements

Brazil Potash Corp.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars)

(Unaudited)

As at:	June 30, 2023	December 31, 2022
ASSETS
Current
Cash and cash equivalents	$4,846,895	$11,804,907
Amounts receivable (Note 3)	87,017	167,854
Prepaid expenses	227,260	98,884

Total current assets	5,161,172	12,071,645

Non-current
Property and equipment (Note 4)	1,015,744	936,707
Exploration and evaluation assets (Note 5)	126,992,873	120,216,752

Total assets	$133,169,789	$133,225,104

LIABILITIES
Current
Trade payables and accrued liabilities (Note 6,11)	$1,435,992	$1,154,872

Total current liabilities	1,435,992	1,154,872

Non-current
Deferred income tax liability	2,111,503	1,883,661

Total liabilities	3,547,495	3,038,533
Equity
Share capital (Note 7)	236,011,237	235,611,237
Share-based payments reserve (Note 8)	66,721,329	63,924,814
Warrants reserve (Note 9)	604,000	604,000
Accumulated other comprehensive loss	(65,116,172)	(70,332,349)
Deficit	(108,598,100)	(99,621,131)

Total equity	129,622,294	130,186,571

Total liabilities and equity	$133,169,789	$133,225,104

Reporting entity and going concern (Note 1)

Commitments & contingencies (Note 12)

Subsequent event (Note 13)

Approved by the Board of Directors on August 14, 2023

“STAN BHARTI”, Director

“ANDREW PULLAR”, Director

Brazil Potash Corp.

Condensed Interim Consolidated Statement of Loss and Other Comprehensive Loss

(Expressed in U.S. dollars)

(Unaudited)

	Six months Ended	Six months Ended
	June 30, 2023	June 30, 2022
Expenses
Consulting and management fees (Note 11)	$4,415,629	$1,108,811
Professional fees	768,571	872,588
General office expenses	66,229	92,052
Share-based compensation (Notes 8, 11)	4,162,587	5,675,805
Travel expenses	153,756	1,606,759
Communications and promotions	501,542	195,933
Foreign exchange (gain) loss	(10,575)	6,898

Operating Loss	10,057,809	9,558,846

Finance costs	—	—
Finance income	(185,617)	(51,750)

Loss for the period before income taxes	9,872,192	9,507,096
Deferring income tax provision	68,437	56,261

Loss for the period	$9,940,629	$9,563,357

Other comprehensive loss:
Items that subsequently may be reclassified into net income:
Foreign currency translation	(5,216,177)	(3,638,198)

Total comprehensive loss (income) for the period	$4,724,452	$5,925,159

Basic and diluted loss per share	$0.07	$0.07
Weighted average number of common shares outstanding - basic and diluted	140,977,701	139,080,565

Brazil Potash Corp.

Condensed Interim Consolidated Statement of Changes in Equity

(Expressed in U.S. dollars)

(unaudited)

	Common Shares		Warrants	Share-based payments reserve	Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders’ Equity
	#	$	$	$	$	$	$
Balance, December 31, 2021	138,392,554	227,154,731	604,000	43,023,258	(74,213,425)	(69,276,058)	127,292,506
Deferred share units	—	—	—	4,695,543	—	—	4,695,543
Reg A Offering (Note 7)	1,302,331	5,209,324	—	—	—	—	5,209,324
Share issuance costs (Note 7)	—	(532,168)	—	—	—	—	(532,168)
Option extension (Note 8(a))	—	—	—	657,800	—	(537,800)	120,000
Option grant (Note 8(a))	—	—	—	1,200,506	—	—	1,200,506
Net (loss) and comprehensive income for the period	—	—	—	—	3,638,198	(9,563,357)	(5,925,159)

Balance, June 30, 2022	139,694,885	231,831,887	604,000	49,577,107	(70,575,227)	(79,377,215)	132,060,552

Balance, December 31, 2022	140,929,082	235,611,237	604,000	63,924,814	(70,332,349)	(99,621,131)	130,186,571
Deferred share units (Note 8(b))	—	—	—	4,520,244	—	—	4,520,244
Option vesting (Note 8(a))	—	—	—	(360,069)	—	—	(360,069)
Option expiry (Note 8(a))	—	—	—	(963,660)	—	963,660	—
Deferred share units exercised (Note 7)	100,000	400,000	—	(400,000)	—	—	—
Net (loss) and comprehensive income for the period	—	—	—	—	5,216,177	(9,940,629)	(4,724,452)

Balance, June 30, 2023	141,029,082	236,011,237	604,000	66,721,329	(65,116,172)	(108,598,100)	129,622,294

Brazil Potash Corp.

Condensed Interim Consolidated Statement of Cash Flows

(Expressed in U.S. dollars)

(unaudited)

	Six month Ended June 30, 2023	Six month Ended June 30, 2022
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year before taxes	(9,940,629)	(9,507,096)
Adjustment for:
Finance Income	(183,600)	(51,750)
Share-based compensation (Note 8)	4,162,587	5,675,805
Deferred income tax provision	68,437	56,261

	(5,893,205)	(3,883,041)
Change in amounts receivable	81,109	483,139
Change in prepaid expenses	(127,346)	27,412
Change in trade payables and accrued liabilities	274,139	(1,471,476)

Net cash used in operating activities	(5,665,393)	(4,843,966)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Reg A offering, net of share issuance costs (Note 7)	—	6,130,930
Net cash from financing activities	—	6,130,930

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation assets	(1,482,773)	(1,109,420)
Acquisition of property and equipment	(3,663)	(12,049)
Finance income	183,600	51,750

Net cash used in investing activities	(1,302,836)	(1,069,719)

Effect of exchange rate changes on cash and cash equivalents	10,217	(6,132)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,958,012)	211,113
CASH AND CASH EQUIVALENTS, beginning of period	11,804,907	15,144,419

CASH AND CASH EQUIVALENTS, end of period	4,846,895	15,355,532

SUPPLEMENTAL INFORMATION:
Amortization of assets capitalized to exploration and evaluation assets	2,171	1,507

Share-based compensation included in exploration and evaluation assets	(2,411)	340,244

Receivable on Reg A offering	—	(1,453,774)

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

(Unaudited)

1.	Reporting entity and going concern

Brazil Potash Corp. (the “Company”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation on October 10, 2006. The Company remained inactive until June 16, 2009. On June 18, 2009, the Company’s subsidiary Potassio do Brasil Ltda. (the “Subsidiary”) was incorporated. The principal activity of Brazil Potash Corp. is the exploration and development of potash properties in Brazil. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, M5R 1J2, Canada.

The condensed interim consolidated financial statements include the financial statements of the Company and its subsidiary that is listed in the following table:

		% Ownership
	Country of incorporation	June 30, 2023	December 31, 2022
Potassio do Brasil Ltda.	Brazil	100%	100%

The Company received its Preliminary Social and Environmental License (the “LP”) for its potash mining project in Brazil (the “Autazes Project”) from the Amazonas Environmental Protection Institute (“IPAAM”) in July 2015 based on submission of a full Environmental and Social Impact Assessment prepared by the Company and its consultant Golder Associates Inc. (“Golder”) in January 2015. Prior to receiving the LP, the Company and Golder participated in public hearings and conducted several rounds of consultations with local indigenous communities near the Autazes Project in accordance with the guidelines and requirements established by Fundação Nacional do Índio (“FUNAI”). Despite this work, the Brazil Federal Public Ministry opened a civil investigation in December 2016 that questioned the validity of the Company’s LP based on a motion from a non-governmental organization that the Company’s consultations with indigenous communities were not conducted in compliance with International Labour Organization Convention 169, as Brazil is a signatory to this international convention. As a result of the foregoing investigation, in March 2017, the Company agreed with the court overseeing such investigation, the Brazil Federal Public Ministry, the Brazilian Amazonas Environmental Protection Institute, the Brazilian National Mineral Agency, FUNAI, and representatives of the Mura indigenous people (who make up the over 40 indigenous communities and tribes near the Autazes Project) to suspend its LP and to conduct additional consultations with the local Mura indigenous communities near the Autazes Project in accordance with International Labour Organization 169 (the “March 2017 Suspension Agreement”).

The reinstatement of the Company’s LP is subject to the initiation of additional consultations with the indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169, as per the March 2017 Suspension Agreement. There are two major steps that need to be followed in connection with these consultations. The first step is that the indigenous communities need to determine the means of, and who within their tribes will be involved in, the consultations. The first step has been completed. The second step is the actual consultation process, which initially started in November 2019 but was suspended due to the outbreak of COVID-19. In April 2022, following the lifting of COVID-19 related restrictions, the Company resumed its additional consultations with the Mura indigenous people. Such consultations are being conducted in accordance with International Labour Organization Convention 169 and are currently ongoing. The Company believes it will complete the first of up to three rounds of such additional consultations with the indigenous communities involved by the end of 2023.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

(Unaudited)

1.	Reporting entity and going concern (continued)

Going Concern

The preparation of the condensed interim consolidated financial statements requires an assessment on the validity of the going concern assumption. The validity of the going concern concept is dependent on financing being available for the continuing working capital requirements of the Company and for the development of the Company’s projects.

The Company incurred a loss of $9,940,629 for the six months ended June 30, 2023 ($9,563,357 for the six months ended June 30, 2022) and as at June 30, 2023 had an accumulated deficit of $108,598,100 (December 31, 2022 - $99,621,131) and working capital of $3,725,180 as at June 30, 2023 (including cash of $4,846,895) (December 31, 2022 – working capital of $10,916,773 (including cash of $11,804,907)).

The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables and current liabilities. As a result of continuing operating losses, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to finance its exploration and development activities or to attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and during the year ended December 31, 2022 completed Tier 2 offerings pursuant to Regulation A (Regulation A+) under the Securities Act of 1933 (see Note 7).

However, there is no assurance, that the Company will continue to be successful in closing the offering of shares, be successful in raising sufficient financing, or achieve profitable operations, to fund its operating expenses, or the future exploration and development of its properties. This raises substantial doubt about the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments to the carrying amount, or classification of assets and liabilities, if the Company was unable to continue as a going concern. These adjustments may be material. On the basis that additional funding as outlined above has and will be received when required, the directors are satisfied that it is appropriate to continue to prepare the condensed interim consolidated financial statements of the Company on the going concern basis.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

(Unaudited)

2.	Basis of preparation

a)	Statement of compliance:

The condensed interim consolidated financial statements are in compliance with IAS 34, Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2022.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 14, 2023.

b)	Significant accounting policies:

The unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2022, except as noted below.

New accounting pronouncements

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The adoption of the amendments to IAS 1 on January 1, 2023 did not have a significant impact on the interim financial statements.

IAS 1 – In February 2021, the IASB issued ‘Disclosure of Accounting Policies’ with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The adoption of the amendments to IAS 1 on January 1, 2023 did not have a significant impact on the interim financial statements.

IAS 8 – In February 2021, the IASB issued ‘Definition of Accounting Estimates’ to help entities distinguish between accounting policies and accounting estimates. The adoption of the amendments to IAS 8 on January 1, 2023 did not have a significant impact on the interim financial statements.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

(Unaudited)

3.	Amounts receivable

	June 30, 2023	December 31, 2022
HST	$84,754	$165,385
Other receivables	2,263	2,469

Total amounts receivable	$87,017	$167,854

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

(Unaudited)

4.	Property and equipment

	Vehicles	Office equipment	Furniture and fixtures	Land	Total
Cost:
At January 1, 2023	$49,027	$85,491	$12,618	$916,413	$1,063,549
Additions	—	2,056	1,607	—	3,663
Effect of foreign exchange	4,055	7,179	1,082	75,787	88,103

At June 30, 2023	$53,082	$94,726	$15,307	$992,200	$1,155,315

Depreciation:
At January 1, 2023	$48,704	$68,119	$10,019	$—	$126,842
Effect of foreign exchange	4,027	5,737	794	—	10,558
Depreciation charge for the period	—	1,952	219	—	2,171

At June 30, 2023	$52,731	$75,808	$11,032	$—	$139,571

Net book value:
At June 30, 2023	$351	$18,918	$4,275	$992,200	$1,015,744
At January 1, 2023	$323	$17,372	$2,599	$916,413	$936,707

	Vehicles	Office equipment	Furniture and fixtures	Land	Total
Cost:
At January 1, 2022	$45,839	$68,582	$11,032	$856,829	$982,282
Additions	—	12,262	867	—	13,129
Effect of foreign exchange	3,188	4,647	719	59,584	68,138

At December 31, 2022	$49,027	$85,491	$12,618	$916,413	$1,063,549

Depreciation:
At January 1, 2022	$45,538	$60,727	$9,056	$—	$115,321
Effect of foreign exchange	3,166	4,191	587	—	7,944
Depreciation charge for the year	—	3,201	376	—	3,577

At December 31, 2022	$48,704	$68,119	$10,019	$—	$126,842

Net book value:
At December 31, 2022	$323	$17,372	$2,599	$916,413	$936,707
At January 1, 2022	$301	$7,855	$1,976	$856,829	$866,961

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

(Unaudited)

5.	Exploration and evaluation assets

	Six months ended June 30, 2023	Year ended December 31, 2022
Balance, beginning of period	$120,216,752	$112,188,359

Additions:
Mineral rights and land fees	19,942	19,230
Site operations, environmental, consulting and technical costs	1,465,002	3,701,119
Share-based compensation (Note 8)	(2,411)	368,341
Effect of foreign exchange	5,293,588	3,939,703

Balance, end of period	$126,992,873	$120,216,752

6.	Trade payables and accrued liabilities

	June 30, 2023	December 31, 2022
Trade payables	$579,053	$610,371
Accruals	856,939	544,501

Total trade payables and accrued liabilities	$1,435,992	$1,154,872

Included in trade payables and accruals are amounts invoiced or accrued, respectively, according to consulting contracts with directors, officers and consultants of the Company (see Note 11).

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

(Unaudited)

7.	Share capital

(a)	Authorized

Unlimited number of common shares without par value.

(b)	Issued

	Six months ended June 30, 2023		Year ended December 31, 2022
	Number of shares	Stated Value $	Number of shares	Stated Value $
Common shares
Balance, beginning of period	140,929,082	235,611,237	138,392,554	227,154,731
Reg A offering, net of issue costs	—	—	1,869,861	6,789,838
DSU exercise	100,000	400,000	666,667	1,666,668

Balance, end of period	141,029,082	236,011,237	140,929,082	235,611,237

On January 28, 2022, February 2, 2022, March 24, 2022, April 8, 2022, May 11, 2022, June 22, 2022, July 22, 2022, August 8, 2022, and August 31, 2022, the Company closed portions of a Reg A Offering issuing 1,869,861 common shares of the Company at a purchase price of $4.00 per share for gross proceeds of $7,479,444.

During the year ended December 31, 2022, the Company paid share issue costs of $689,606 in connection with the offerings.

On December 21, 2022, 666,667 DSUs with a grant date fair value of $1,666,668 were exercised.

On April 3, 2023, 100,000 DSUs with a grant date fair value of $400,000 were exercised.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

(Unaudited)

8.	Share-based payments

The continuity of share-based payments reserve activity during the periods was as follows:

	Six months ended June 30, 2023	Year ended December 31, 2022
Balance, beginning of the period	$63,924,814	$43,023,258
Vesting of options	(360,069)	1,725,617
Vesting of DSUs	4,520,244	22,996,915
Option extension	—	657,800
DSU exercise	(400,000)	(1,666,668)
Expired options	(963,660)	(2,812,108)

Balance, end of the period	$66,721,329	$63,924,814

(a)	Option plan:

The Company has an incentive share option plan (the “Plan”) whereby the Company may grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of share options to acquire up to 10% of the Company’s issued and outstanding capital at the date of grant. The Plan is a rolling plan, as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company’s issued and outstanding share capital increases. Options granted under the Plan will be for a term not to exceed five years.

The Plan provides that it is solely within the discretion of the Board to determine who would receive share options and in what amounts. In no case (calculated at the time of grant) shall the Plan result in:

•	the number of options granted in a twelve-month period to any one consultant exceeding 2% of the issued shares of the Company;

•	the aggregate number of options granted in a twelve-month period to any one optionee exceeding 5% of the outstanding shares of the Company; and

•

the number of options granted in a twelve-month period to employees and management company employees undertaking investor relations activities exceeding in aggregate 2% of the issued shares of the Company.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

(Unaudited)

8.	Share-based payments (continued)

(a)	Option plan (continued):

Share option transactions continuity during the periods were as follows (in number of options):

	Six months ended June 30, 2023		Year ended December 31, 2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	8,120,500	$2.28	7,545,500	$1.96
Granted	50,000	4.00	1,250,000	$4.00
Extended	—	—	200,000	$2.50
Expired	(1,025,000)	$3.96	(875,000)	$2.07

Balance, end of period	7,145,500	$2.05	8,120,500	$2.28

On January 20, 2022, the Company granted 1,250,000 options with exercise prices of $4.00 and an expiry date of January 20, 2027. The options vest in four equal instalments over two years starting on the date of grant. The fair value of the options of $1.734 was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions: a market price of common shares of $4.00, expected dividend yield of 0%, expected volatility of 48% based on the historic volatility of comparable companies, risk-free interest rate of 1.68% and an expected life of 5.0 years. The estimated grant date fair value of the options is amortized over the vesting period. During the six months ended June 30, 2023, the Company recognized a recovery of $455,169 (six months ended June 30, 2022 – expense of $1,200,506) related to this amortization included in the condensed interim consolidated statements of loss and other comprehensive loss. On May 11, 2023, 1,000,000 of the options were cancelled, unexercised.

The Company extended the expiry dates of options held by a consultant of the Company such that 200,000 options with exercise prices of $2.50 per share and expiring on November 25, 2021, would expire on July 22, 2025. The weighted average incremental fair value of the options of $0.60 was estimated using the Black-Scholes option pricing model, calculated immediately before and after the extension, with the following weighted average assumptions: a market price of common shares of $4.00, expected dividend yield of 0%, expected volatility of 48% based on the historic volatility of comparable companies, risk-free interest rate of 1.46% and an expected life of 3.6 years. The total value of the option extension was $120,000 which was capitalized to exploration and evaluation assets.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

(Unaudited)

8.	Share-based payments (continued)

(a)	Option plan (continued):

On March 31, 2023, 25,000 options with exercise prices of $2.50, were cancelled.

On May 11, 2023, the Company granted 50,000 options with exercise prices of $4.00 and an expiry date of May 11, 2028. The options vested immediately on the date of grant. The fair value of the options of $1.902 was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions: a market price of common shares of $4.00, expected dividend yield of 0%, expected volatility of 51% based on the historic volatility of comparable companies, risk-free interest rate of 2.94% and an expected life of 5.0 years. The estimated grant date fair value of the options is amortized over the vesting period. During the six months ended June 30, 2023, the Company recognized an expense of $95,100 related to this amortization included in the condensed interim consolidated statements of loss and other comprehensive.

At June 30, 2023, outstanding options to acquire common shares of the Company were as follows:

Date of expiry	Options outstanding	Options exercisable	Exercise price
July 30, 2023	540,000	540,000	$1.00
July 30, 2023	783,000	783,000	$2.50
June 1, 2024	250,000	250,000	$3.75
July 20, 2025	3,157,500	3,157,500	$2.50
July 20, 2025	2,115,000	2,115,000	$1.00
January 20, 2027	250,000	187,500	$4.00
May 11, 2028	50,000	50,000	$4.00

	7,145,500	7,083,000

(b)	Deferred share units plan (“DSU”):

The Company has a DSU plan that provides for the grant of DSUs to employees, officers or directors of the Company. The Plan allows the Company the ability to issue one common share from treasury for each DSU held on the date upon which the participant ceases to be a director, officer or employee of the corporation. The maximum number of Common Shares available for issuance under the DSU plan may not exceed 10% of the fully diluted issued share capital of the Company at any time.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

(Unaudited)

8.	Share-based payments (continued)

(b)	Deferred share units plan (“DSU”) (continued):

DSU transactions continuity during the periods were as follows (in number of DSUs):

	Six months ended June 30, 2023	Year ended December 31, 2022
Balance, beginning of period	13,058,333	7,700,000
Cancelled	—	(2,425,000)
Exercised	(100,000)	(666,667)
Granted	900,000	8,450,000

Balance, end of period	13,858,333	13,058,333

Of the 13,858,333 DSUs outstanding, 10,941,667 have vested.

The 6,700,000 DSUs granted during the year ended December 31, 2015 had the following vesting conditions:

(i)	As to one-third of the DSUs, vesting shall occur immediately;

(ii)

As to the second one-third, upon the later of (a) completion by the Company of a pre-feasibility study or feasibility study; and (b) receipt by the Company of the preliminary license for the project; and

(iii)	As to the final one third of the DSUs, upon the Company completing arrangements for project construction financing, as detailed in the pre-feasibility study or feasibility study for the project.

Of the 6,700,000 DSUs granted, 566,667 were forfeit, unvested, and 4,133,334 DSUs have vested, of which 666,667 were exercised and 333,333 were cancelled. The remaining 1,666,666, which have the vesting condition (iii) above, were revised such that the vesting condition previously estimated to be met December 2019 was changed to June 30, 2023 and revised again to March 31, 2024 as that is the estimated timeline. The estimated fair value of the DSUs at the date of grant is recognized over the vesting period. During the six months ended June 30, 2023, the Company recognized a recovery of $101,485 related to this amortization (six months ended June 30, 2022 – expense of $347,387) of which, a recovery of $20,297 (six months ended June 30, 2022 –$56,030) was capitalized to exploration and evaluation assets, with the remaining recovery of $81,188 (six months ended June 30, 2022 – $291,357) was charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at grant date were valued using an estimated market price of $2.50.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

(Unaudited)

8.	Share-based payments (continued)

(b)	Deferred share units plan (“DSU”) (continued):

On August 9, 2019, the Company granted 500,000 DSUs. 200,000 DSUs vested immediately, while 150,000 DSUs would vest when the Company obtains its installation license for the Autazes project estimated to be March 31, 2022 and the final 150,000 DSUs would vest upon the Company initiating project construction estimated to be in July 2022. The expected vesting dates of the DSUs were subsequently revised such that the DSUs expected to vest March 31, 2022 and July 2022 are expected to vest September 30, 2023 and March 31, 2024, respectively. The fair value of the DSUs at the date of grant is amortized over the vesting period. During the six months ended June 30, 2023, the Company recognized an expense of $17,886 (six months ended June 30, 2022 – expense of $164,214) was capitalized to exploration and evaluation assets. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75.

On February 15, 2022, the Company granted 3,450,000 DSUs. The DSUs vest in six equal tranches every six months over a three-year term. On August 15, 2022, 2,025,000 of the DSUs were cancelled. The fair value of the DSUs is amortized over the vesting period. During the six months ended June 30, 2023, the Company recognized an expense of $1,003,844 (six months ended June 30, 2022 - $4,183,942) related to this amortization charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $4.00.

On September 16, 2022, the Company granted 5,000,000 DSUs. The DSUs vest immediately. During the year ended December 31, 2022, the Company recognized an expense of $20,000,000, related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $4.00.

On May 11, 2023, the Company granted 900,000 DSUs. The DSUs vest immediately. During the six months ended June 30, 2023, the Company recognized an expense of $3,600,000, related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $4.00.

During the six months ended June 30, 2023, the total amount related to the vesting of DSUs was $4,520,245 (six months ended June 30, 2022 –$4,695,543) of which a recovery of $2,411 (six months ended June 30, 2022 – expense of $220,244) was capitalized to exploration and evaluation assets and an expense of $4,522,656 (six months ended June 30, 2022 – $4,475,299) is included in the condensed interim consolidated statements of loss and other comprehensive loss.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

(Unaudited)

9.	Warrants

At June 30, 2023, outstanding warrants to acquire common shares of the Company were as follows:

Number of warrants	Exercise price	Expiry Date
1,147,500	$1.00	*

*

On September 11, 2009, the Company issued 1,147,500 broker warrants in connection with a private placement financing. These warrants are exercisable for up to twelve months from the date the Company begins trading on a public exchange.

Warrant transactions during the periods were as follows:

	Six months ended June 30, 2023			Year ended December 31, 2022
	Number of warrants	Weighted average exercise price	Grant date fair value	Number of warrants	Weighted average exercise price	Grant date fair value
Balance, beginning of period	1,147,500	$1.00	$604,000	1,147,500	$1.00	$604,000
Expired	—	—	—	—	—	—

Balance, end of period	1,147,500	$1.00	$604,000	1,147,500	$1.00	$604,000

10.	Financial Risk Management Objectives and Policies

The Company’s financial instruments comprise cash and cash equivalents, amounts receivable, trade payables and accrued liabilities. The main purpose of these financial instruments is to raise finance to fund operations.

The Company does not enter into any derivative transactions.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets. With respect to credit risk arising from financial assets of the Company, which comprise cash and minimal receivables, the Company’s exposure to credit risk arises from default of counterparties, with a maximum exposure equal to the carrying amount of these instruments. Cash and cash equivalents are held with high credit quality financial institutions. Management believes that the credit risk concentration with respect to these financial instruments is remote.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

(Unaudited)

10.	Financial Risk Management Objectives and Policies (continued)

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2023, the Company had a cash and cash equivalents balance of $4,846,895 to settle current liabilities of $1,435,992.

Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

(a)	Interest rate risk

The Company has cash and cash equivalent balances as at June 30, 2023. The Company considers interest rate risk to be minimal as cash is held on deposit at major financial institutions.

(b)	Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in its foreign subsidiary. The Company’s foreign currency risk arises primarily with respect to the Canadian dollar and Brazilian Reais. Fluctuations in the exchange rates between these currencies and the US dollar could have a material impact on the Company’s business, financial condition and results of operations. The Company does not engage in hedging activity to mitigate this risk.

The following summary illustrates the fluctuations in the exchange rates applied during the six months ended June 30, 2023:

	Average rate	Closing rate
CAD	0.7421	0.7553
BRL	0.1971	0.2075

A $0.01 strengthening or weakening of the US dollar against the Canadian dollar at June 30, 2023 would result in an increase or decrease in operating loss of $2,693 and an increase or decrease in other comprehensive income of approximately $nil. A $0.01 strengthening or weakening of the US dollar against the Brazilian Real would result in an increase or decrease in operating loss of approximately $nil and an increase or decrease in other comprehensive loss in the condensed interim consolidated statements of loss and other comprehensive loss of approximately $3,417,662.

(c)	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern in order to support the ongoing exploration and development of its mineral property in Brazil and to provide sufficient working capital to meet its ongoing obligations.

In the management of capital, the Company includes the components of shareholders’ equity, cash and cash equivalents, as well as short-term investments (if any).

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

(Unaudited)

10.	Financial Risk Management Objectives and Policies (continued)

(c)	Capital management (continued)

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as, in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets and adjust the amount of cash and cash equivalents and short-term investments. There is no dividend policy. The Company is not subject to any externally imposed capital requirements, nor is its subsidiary in Brazil. There were no changes to the Company’s capital management during the six months ended June 30, 2023 or the year ended December 31, 2022.

11.	Related Party Disclosures

(a)	Key management personnel compensation

In addition to their contracted fees, directors and executive officers also participate in the Company’s Share option program and DSU plan. Certain executive officers are subject to a mutual termination notice ranging from one to twelve months. Key management personnel compensation comprised:

	Six months ended June 30, 2023	Six months ended June 30, 2022
Directors & officers compensation	$3,836,190	$794,998
Share-based payments	1,050,740	942,550

	$4,886,930	$1,737,548

Included in the above amounts, is $289,998 (June 30, 2022 - $289,998) paid or accrued according to a contract for business and operational consulting services with Forbes & Manhattan, Inc. and a discretionary bonus of $2,000,000 paid to Forbes and Manhattan Inc., a company for which Mr. Stan Bharti (a director of the Company) is the Executive Chairman.

During the six months ended June 30, 2023, the Company recorded an expense of $1,050,740 (six months ended June 30, 2022 – expense of $942,550) in share-based compensation related to the amortization of the estimated fair value of DSUs granted to directors and officers of the Company in 2015, 2022 and 2023. As at June 30, 2023, 9,700,000 DSUs were granted to officers and directors of the Company of which 7,700,001 have vested, and 1,999,999 have not yet vested (See Note 8(b)).

(b)	Transactions with other related parties

As at June 30, 2023, trade payables and accrued liabilities included an amount of $17,069 (December 31, 2022 - $16,686) owing to directors and officers of the Company for consulting fees and $15,813 owing to directors and officers for expense reimbursement (December 31, 2022 - $9,299).

During the six months ended June 30, 2023, the Company recorded an expense of $47,028 (six months ended June 30, 2022 - $887,030) for travel costs with Tali Flying LP, a company which has a common director. As at June 30, 2023, trade payables and accrued liabilities included $nil (December 31, 2022 - $39,495) owing to Tali Flying LP and prepaid expenses included $139,638 (December 31, 2022 - $nil) advanced to Tali Flying LP.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

(Unaudited)

12.	Commitments and contingencies

(b)	Transactions with other related parties (continued)

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The Company is party to certain management contracts. These contracts require payments of approximately $10,781,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company, as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $1,518,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these condensed interim consolidated financial statements.

13.	Subsequent events

On July 31, 2023, 1,323,000 options with weighted average exercise prices of $1.89, were exercised for gross proceeds of $2,497,500.

Item 4. Exhibits

Exhibit No.	Description

2.1+	Articles of Incorporation of Brazil Potash Corp.

2.2+	Bylaws of Brazil Potash Corp.

3.1+	Form of Warrant Certificate

3.2+	Form of Stock Option Agreement

4.1+	Form of Reg A Subscription Agreement

4.2+	Form of Amended Subscription Agreement

6.1+	Stock Option Plan

6.2+	Deferred Share Unit Plan

6.3+	Amendment to Independent Contract Agreement dated January 1, 2022 between Brazil Potash Corp. and Helio Diniz

14.1+	Appointment of Agent for Service of Process

+

Filed as an exhibit to our Form 1-A Offering Statement (File No. 024-11208), which was initially filed by us with the SEC on May 5, 2020, as amended by our Post-Qualification Offering Circular Amendment No. 1 and Post-Qualification Offering Circular Amendment No. 2, which were filed by us with the SEC on June 25, 2021 and July 23, 2021, respectively, and qualified by the SEC on August 2, 2021, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

By:	/s/ Matt Simpson
Name: Matt Simpson
Title: Chief Executive Officer

Date:	September 26, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Matt Simpson	Date: September 26, 2023
Name: Matt Simpson Title: Chief Executive Officer (Principal Executive Officer)

/s/ Ryan Ptolemy	Date: September 26, 2023
Name: Ryan Ptolemy Title: Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)